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May 5, 2008
Via EDGAR, Telefacsimile and Overnight Delivery

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NovaRay Medical, Inc. Registration Statement on Form S-1 Filed March 27, 2008 and amended March 31, 2008 File No. 333-149917 (the “Registration Statement”)
Dear Mr. Mancuso:
On behalf of our client, NovaRay Medical, Inc., a Delaware corporation (the “Company”), we are respectfully responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 21, 2008 (the “Letter”). The following discussion and answers to the inquiries of the Staff as set forth in the Letter have been presented in numbered paragraphs to conform to the numbered paragraphs in the Letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.
Explanatory Note
1.	Please tell us more about the nature of and reason for the changes to your financial statements referenced in this explanatory note. Also, quantify the dollar amount of any changes to your financial statements reflected in this amendment. Finally, tell us how the changes impact your disclosure requirements under SFAS 154.

Response:

The Company respectfully advises the Staff that, with respect to the Statement of Consolidated Stockholders’ Deficit, the Company’s changes consisted of (1) removing the row titled “Recorded fair value of options issued for deferred consulting” as the value of each applicable entry relating to such row was “—“, and (2) correcting the value of the entry relating to the row titled “Exchange for Novaray Inc shares for Novaray Medical at 3 to 1” under the column titled “Common Stock – Amount” from “—“ to “462”. Such changes did not affect any of the calculated balances as of December 31, 2007.

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Two
The Company respectfully advises the Staff that, with respect to the Statements of Consolidated Cash Flows, the Company’s changes consisted of (1) increasing the value of “Net loss” for the 12 months ended December 31, 2007 by $2, and (2) decreasing the value of “Accrued liabilities” for the 12 months ended December 31, 2007 by $2. Such changes did not affect any other values included in the Statements of Consolidated Cash Flows.
The Company respectfully believes that none of the changes described above impacts the Company’s disclosure requirements under SFAS 154.
Selling Stockholders, page 13
2.	Given the nature and size of the transaction being registered, advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 4l5(a)(1)(i). Include in your analysis the total number of shares that you may issue the selling security holders under all outstanding agreements.

Response:

The Company respectfully believes that the proposed offering being registered under the Registration Statement (the “Offering”) is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) (“Rule 415(a)(1)(i)”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Despite the size of the Offering, the Company does not believe that the Offering should be characterized as a primary offering for which Rule 415 promulgated under the Securities Act (“Rule 415”) would not be available, for the following reasons:
I.	The securities registered pursuant to the Registration Statement are being registered on behalf of fifty-eight (58) separate selling stockholders and not on behalf of the Company.
Rule 415(a)(1)(i) states in relevant part as follows:
     “(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that:
(1)	The registration statement pertains only to:

(i)	Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Three
The Registration Statement covers 5,139,356 shares of the Company’s common stock (“Common Stock”), representing 192,468 shares of outstanding Common Stock, and 4,946,888 shares of Common Stock issuable upon conversion of the Company’s outstanding Series A Convertible Preferred Stock (“Series A Preferred Stock”), currently held by fifty-eight (58) selling stockholders named in the Registration Statement (the “Selling Stockholders”). None of the Selling Stockholders is a subsidiary or parent company of the Company. The Company will not receive any of the proceeds of the Offering. The Company has no arrangement, express or implied, with any of the Selling Stockholders for the purpose of selling or distributing any shares of Common Stock or with respect to the use of the proceeds therefrom. In addition, to the Company’s knowledge, the Selling Stockholders have no agreements among themselves with respect to the disposition of the shares of Common Stock registered pursuant to the Registration Statement.
The Offering will be made by numerous Selling Stockholders, each of which retains individual control and discretion of the timing of the sale of the shares of Common Stock registered pursuant to the Registration Statement and whether such shares of Common Stock will even be offered or sold at all. The Company will have no control over the timing, nature, and volume of sales by the Selling Stockholders. In addition, each of the Selling Stockholders that acquired shares of Common Stock or Series A Preferred Stock from the Company has represented to the Company that such Selling Stockholder was an “accredited investor” as defined in Regulation D promulgated under the Securities Act at the time such Selling Stockholder purchased shares of Series A Preferred Stock in the Financing (as defined below), or at the time such Selling Stockholder purchased shares of NovaRay, Inc. which were subsequently exchanged for shares of Common Stock of the Company at the time of the Merger (as defined below), as the case may be.
II.	The factors set forth in the Manual of Publicly Available Telephone Interpretations (the “Manual”) No. D-29 (“Telephone Interpretation No. D-29”) weigh heavily in favor of the conclusion that the Offering to be registered should be deemed as a secondary offering.
The Company respectfully believes that the factors set forth in Telephone Interpretation No. D-29 are relevant to the Offering and weigh heavily in favor of the conclusion that the Offering should be deemed as a secondary offering rather than a primary offering.
The Staff noted in Telephone Interpretation No. D-29 that if an “offering is deemed to be on behalf of the issuer, the Rule [415] and Form [S-3] in some cases will be unavailable...” and “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Four
issuer.” (emphasis added). The Company has examined each of the enumerated factors in Telephone Interpretation No. D-29 and respectfully believes that the facts and circumstances demonstrate that the Selling Stockholders are engaged in secondary resales and are not, and were not, acting as underwriters. Each of these factors is discussed below.
(A)	How long the Selling Stockholders have held the shares of Common Stock or the Series A Preferred Stock.
All of the shares of Common Stock, including the Common Stock issuable upon conversion of the Series A Preferred Stock, being registered by the Selling Stockholders pursuant to the Registration Statement, were acquired by the Selling Stockholders either in connection with (i) the merger of Vision Acquisition Subsidiary, Inc., a then wholly owned subsidiary of the Company, with and into NovaRay, Inc. on December 26, 2007 (the “Merger”), or (ii) the private placement by the Company on December 27, 2007 (the “Financing”) of (A) 4,946,888 shares of Series A Preferred Stock, with each share of Series A Preferred Stock being initially convertible into one share of Common Stock, (B) warrants to purchase 1,648,960 shares of Common Stock at an exercise price of $4.25 per share (“Series A Warrants”), (C) a warrant issued to Vision Opportunity Master Fund, Ltd. (“Vision”) to purchase 2,309,469 shares of Series A Preferred Stock at an exercise price of $4.33 per share (the “Series J Warrant”), and (D) a warrant issued to Vision to purchase up to 769,822 shares of Common Stock at an exercise price of $6.91 per share (the “J-A Warrant,” and collectively with the Series A Warrants and the Series J Warrant, the “Warrants”), pursuant to which investors invested an aggregate of approximately $13 million in the Company, including in excess of $10 million in cash. All of the Selling Stockholders, therefore, have held their Common Stock or Series A Preferred Stock for over four months without the ability to sell such securities on the open market, except that W Capital Partners II, L.P. acquired its shares of Series A Preferred Stock in a transaction exempt from registration pursuant to Rule 144A promulgated under the Securities Act, from AIG Horizon Partners Fund, L.P., AIG Horizon Side-By-Side Fund, L.P., AIG Private Equity Portfolio, L.P., AIU Insurance Company and Commerce and Industry Insurance Company, all original purchasers of Series A Preferred Stock in the Financing, on January 16, 2008, and, therefore, has held such securities for over three months.
(B)	Circumstances under which the Selling Stockholders received their shares of Common Stock or Series A Preferred Stock.
All of the shares of Common Stock issued in connection with the Merger and all of the shares of Series A Preferred Stock that were issued in connection with the Financing, were issued in reliance upon an exemption from registration set forth in Section 4(2) of the Securities Act. 4,946,888 shares of Series A Preferred Stock, representing 4,946,888 shares of Common Stock out of a total of 5,139,356 shares of Common Stock being registered pursuant to the Registration Statement, were issued by the Company to either a Selling Stockholder or to purchasers of Series A Preferred Stock in the Financing that subsequently transferred shares

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Five
of Series A Preferred Stock to a Selling Stockholder. All of the terms of the Financing, including without limitation, the purchase price of the Series A Preferred Stock and the resale registration rights related thereto, were established in arms’ length negotiations between the parties. All private placement transactions have been completed and are not ongoing. The Selling Stockholders’ purchase price for shares of Series A Preferred Stock issued in the Financing was fully committed, at market risk and irrevocably paid at the closing of the Financing. In addition, at the time the shares of Series A Preferred Stock were issued by the Company in the Financing, the purchasers of such Series A Preferred Stock, including Selling Stockholders, could not, after such purchasers paid for and acquired shares of Series A Preferred Stock, immediately sell those securities in the public markets since there is currently no public market for the Company’s securities. All of the shares of Common Stock and Series A Preferred Stock that are the subject of the Registration Statement are required to bear restrictive legends prohibiting public sale absent registration or the availability of an exemption from the registration requirements of the Securities Act.
(C)	The Selling Stockholders’ relationships with the Company.
None of the Selling Stockholders are, as of the date hereof or was, as of the date the initial Registration Statement was filed, “a subsidiary of the registrant or a person of which the registrant is a subsidiary.” None of the Selling Stockholders are affiliates of the Company, except that: (1) W Capital Partners II, L.P., a holder of approximately 11.27% of the Company’s currently issued and outstanding Common Stock, which is proposing to offer only approximately 8.6% of the aggregate number of shares being registered for resale under the Registration Statement, may be deemed an affiliate of the Company; (2) Lynda Wijcik, the Chairman of the Board of Directors and a director of the Company, who is proposing to offer only approximately 2.4% of the aggregate number of shares being registered for resale under the Registration Statement, may be deemed an affiliate of the Company; (3) BioBridge, LLC (for which Lynda Wijcik, the Chairman of the Board of Directors and a director of the Company, is a controlling member), which is proposing to offer only approximately 1.9% of the aggregate number of shares being registered for resale under the Registration Statement, may be deemed an affiliate of the Company; (4) Heartstream Capital B.V. (for which George J.M. Hersbach, a director of the Company, is the President and Chief Executive Officer), which is proposing to offer only approximately 7.2% of the aggregate number of shares being registered for resale under the Registration Statement, may be deemed an affiliate of the Company; and (5) Wheatley Medtech Partners, L.P. (for which David Dantzker, a director of the Company, is a voting member of the general partner of Wheatley Medtech Partners, L.P.), which is proposing to offer only approximately 2.8% of the aggregate number of shares being registered for resale under the Registration Statement, may be deemed an affiliate of the Company.
Even if the individuals and entities listed in the aforementioned paragraph were considered by the Staff as affiliates of the Company, the inclusion of an affiliate as a Selling Stockholder does not prevent a registered resale offering from being considered as a valid secondary

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Six
offering under Rule 415(a)(1)(i). Telephone Interpretation No. D-38 of the Manual provides that “[a]side from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” In addition, Telephone Interpretation No. H-20 of the Manual states that “secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.”
The Company respectfully believes that none of the Selling Stockholders should be treated as being alter egos of the Company or underwriters with respect to the Offering because (i) the Company has no contractual, legal, or other relationship with the Selling Stockholders that would control the timing and nature of resales of the aggregate number of shares being registered for resale under the Registration Statement or whether any of such shares are even resold at all under the Registration Statement, (ii) the Company will not receive any proceeds from the sales of such shares by the Selling Stockholders, and (iii) none of the Selling Stockholders listed above as potentially being deemed an affiliate of the Company is selling more than 10% of the number of shares being registered pursuant to the Registration Statement.
(D)	The Amount of Shares Involved.
As of the date hereof, we had 9,767,853 shares of Common Stock outstanding. The Selling Stockholders seek to register 5,139,356 shares of Common Stock (including 4,946,888 shares of Common Stock issuable upon conversion of the Series A Preferred Stock at the initial conversion rate of one-to-one), or an amount which equates to approximately 52.6% of the outstanding shares of Common Stock. In addition to the 4,946,888 shares of Common Stock issuable upon conversion of the Series A Preferred Stock sold in connection with the Financing, the Company may issue an additional 4,728,251 shares of Common Stock pursuant to the Warrants issued in the Financing. The Company respectfully advises the Staff that the Registration Statement does not cover any of the shares of Common Stock underlying the Warrants.
The issue raised by the Staff is whether the Offering should be viewed as a secondary or primary offering due to the number of shares of Common Stock being registered. The Company believes that the Offering does not present the same abusive concerns as “toxic convertible” transactions that the Staff seemed to have in mind when the SEC invoked Rule 415 to express its objection to a number of PIPE transactions by smaller companies. The Financing did not involve the sale of securities with floating conversion or exercise prices that could effectively eliminate market risk to the investors in a private placement and permit such investors to profit even in the face of massive price declines. Accordingly, the Company believes that none of the features commonly associated with abusive PIPE transactions are included in the Offering.

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Seven
In addition, the Financing was consummated as a condition to and in furtherance of the Merger. Typically, investors that purchase a public company’s securities simultaneously after a reverse merger may have difficulty causing their securities to be registered because of the very small public float as a proportion of the total number of issued and outstanding shares of the public company following the reverse merger. The Staff has expressed that unusual fact patterns such as reverse merger situations merit special consideration when deciding issues arising under Rule 415.
(E)	Whether the Selling Stockholders are in the business of underwriting securities.
Based on information solicited and obtained from the Selling Stockholders to date, the Company believes that (i) none of the Selling Stockholders are in the business of underwriting securities, (ii) none of the Selling Stockholders is a broker-dealer and (iii) none of the Selling Stockholders is an affiliate of a broker-dealer. The Company was provided with customary representations and warranties from each purchaser of Series A Preferred Stock in the Financing that such purchaser was acquiring the Series A Preferred Stock solely for its own account for the purpose of investment and not with a view to distribution of such Series A Preferred Stock.
The Company has no arrangement, express or implied, with any of the Selling Stockholders for the purpose of selling or distributing any shares of Common Stock or with respect to the use of the proceeds therefrom. In addition, to the Company’s knowledge, the Selling Stockholders have no agreements among themselves with respect to the disposition of the shares of Common Stock registered pursuant to the Registration Statement.
(F)	Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the issuer.
The Company respectfully believes that the Selling Stockholders are not acting as a conduit for the Company. As described above, all the shares of Common Stock, including the Common Stock issuable upon conversion of Series A Preferred Stock, being registered for resale under the Registration Statement, were issued, or in the case of Common Stock issuable upon conversion of Series A Preferred Stock, such Series A Preferred Stock was issued, pursuant to valid and customary Section 4(2) private placement transactions negotiated at arms’ length between the parties.
In addition, each of the Selling Stockholders bears the full economic and market risk relating to its investment for the period prior to the date that the Registration Statement is ultimately declared effective and the shares of Common Stock sold thereunder (or under an applicable exemption from registration). Each of the Selling Stockholders has already purchased and fully paid for or otherwise given valuable consideration for the shares of Common Stock (or

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Eight
the Series A Preferred Stock which may be converted into shares of Common Stock) that the Selling Stockholders are proposing to resell. With respect to the 4,946,888 shares of Common Stock being registered pursuant to the Registration Statement that are issuable upon conversion of the Series A Preferred Stock, pursuant to Telephone Interpretations, Supplement March 1999, Securities Act Sections, Section 3S(b), “[i]n a PIPE transaction, the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2) exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the registration statement.”
The Company respectfully believes that the facts and circumstances surrounding the Offering are entirely consistent with Rule 415 as none of the Series A Preferred Stock have floating conversion or exercise prices that could effectively eliminate market risk to the investors in a private placement and permit such investors to profit even in the face of massive price declines. The Company will not receive any proceeds from sales of the Common Stock registered pursuant to the Registration Statement by the Selling Stockholders, and the Company has no agreement or arrangement with any of the Selling Stockholders regarding the use of any such proceeds. As a result, each of the Selling Stockholders has been subject to not only market risk, but also the risk that the Registration Statement would not be declared effectively for a significant period of time.
Based on the facts and circumstances described above, the Company respectfully believes that the Offering is a valid secondary offering and should not be viewed as a primary offering on behalf of the Company.
3.	Please provide us, with a view toward disclosure in the prospectus, with a table that clearly shows:
•	the total number of shares offered by each group of related selling stockholders, and

•	the total number of shares offered by each group of related selling stockholders expressed as a percentage of total issued and outstanding securities held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders. In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.
Response:
The Company has provided tabular disclosure on page 16 of the prospectus that addresses the Staff’s comment immediately above.

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Nine
4.	If your transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), please note that the fixed offering price that you disclose should remain in effect until your shares are traded on an exchange or quoted on the OTC Bulletin Board, not merely until they are “eligible” for trading as you currently disclose. Please revise your disclosure on the prospectus cover and under “Plan of Distribution” accordingly.

Response:

The Company respectfully believes that the Offering is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). The Company has revised its disclosure in the prospectus as advised by the Staff in the comment immediately above.

5.	Please provide us your analysis regarding whether the conversion rate of the preferred stock represents a discount to the value of your common stock on the date that you sold the preferred stock. Include in your analysis the prices at which you have sold other securities and the exercise price of your warrants.

Response:

At the time of the Financing, the Board of Directors of the Company determined that the purchase price of $2.67 per share for each share of Series A Preferred Stock was greater than or equal to the fair market value of such share of Series A Preferred Stock, with each share of Series A Preferred Stock initially convertible into one share of Common Stock. The Company respectfully believes that at the time of the Financing, the fair market value of a share of Series A Preferred Stock was equal to or greater than the fair market value of a share of Common Stock. Based on the foregoing, the Company respectfully believes that the conversion rate of the Series A Preferred Stock sold in the Financing does not represent a discount to the value of Common Stock on the date of the Financing.

Below is a list of recent sales of securities or issuances of warrants by the Company (or NovaRay, Inc.):
•	In connection with the Financing on December 27, 2007, the Company issued (i) warrants to purchase 1,648,960 shares of Common Stock at an exercise price of $4.25 per share, (ii) a warrant to purchase 2,309,469 shares of Series A Preferred Stock at an exercise price of $4.33 per share, and (iii) a warrant to purchase up to 769,822 shares of Common Stock at an exercise price of $6.91 per share.

•	On December 20, 2007, pursuant to a consulting agreement, NovaRay, Inc. issued a warrant to purchase 200,000 shares of NovaRay, Inc. common stock (pre-Merger share figure) with an exercise price of $12.75 per share (pre-Merger exercise price),

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Ten
which is equivalent to 600,000 shares of the Company’s Common Stock and an exercise of $4.25 per share, as pursuant to the Merger, each share of NovaRay, Inc. common stock was converted to three shares of the Company’s Common Stock and the exercise price of such warrant was proportionately adjusted.

•	On December 20, 2007, NovaRay, Inc. sold 1,734 shares of NovaRay, Inc. common stock (pre-Merger share figure), at a price of $8.00 per share (pre-Merger figure), which is equivalent to 5,202 shares of the Company’s Common Stock at a price of $2.67 per share.

•	On December 19, 2007, NovaRay, Inc. issued a warrant to Triple Ring Technologies, Inc., pursuant to a professional services agreement, to purchase 444,000 shares of NovaRay, Inc. common stock (pre-Merger share figure), which, pursuant to the Merger, was assumed by the Company and became a warrant to purchase 1,332,000 shares of the Company’s Common Stock. Such warrant will not be exercisable until the acceptance by NovaRay, Inc. of the deliverables set forth in the professional services agreement. The exercise price for such warrant is established based on the timing of the acceptance by NovaRay, Inc. of such deliverables, as set forth below:

Exercise Price
Date of Acceptance of the Deliverables	per Share
On or prior to March 30, 2009	$0.06
On or after March 31, 2009 but on or prior to July 30, 2009	$0.15
On or after July 30, 2009 but on or prior to December 30, 2009	$1.33
On or after December 30, 2009 but on or prior to February 28, 2010	$2.67
In the event the acceptance by NovaRay, Inc. of the deliverables does not occur by February 28, 2010, the warrant shall terminate and not be exercisable. Further information regarding this warrant is set forth in the section titled “Transactions with Related Persons, Promoters and Certain Control Persons – Triple Ring Technologies, Inc.” on page 39 of the prospectus.

•	The Company respectfully advises the Staff to refer to the section of the Registration Statement titled “Recent Sales of Unregistered Securities” for additional information relating to sales of securities or issuances of warrants by the Company within the last three years.
6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Eleven
(including any liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of the convertible preferred stock.

Response:

The Company has added tabular disclosures on pages 18-19 of the prospectus addressing the Staff’s comment immediately above.

7.	Please provide us, with a view toward disclosure in the prospectus, the number of shares outstanding prior to the convertible preferred stock transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders. In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

The Company has added tabular disclosures on page 19 of the prospectus to address the Staff’s comment immediately above.

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction; and

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Twelve
•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders.
Response:

The Company has added tabular disclosures on page 20 of the prospectus to address the Staff’s comment immediately above.

9.	Please tell us, with a view toward disclosure in the prospectus, whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, provide us the following additional information:
•	the date on which each such selling stockholder entered into that short position; and

•	the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible preferred stock transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible preferred stock transaction, before the filing or after the filing of the registration statement, etc.).
Response:

Based on information solicited and obtained from the Selling Stockholders to date, the Company believes that no Selling Stockholder has an existing short position in the Company’s Common Stock. To the extent that the Company becomes aware that any Selling Stockholder has a short position in the Company’s Common Stock, the Company will revise the prospectus accordingly in conformity with the Staff’s comment immediately above.

10.	Please provide us, with a view toward disclosure in the prospectus, with:
•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Thirteen
complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred stock; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible preferred stock.
If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

The Company has revised the section titled “Prospectus Summary” on page 1 of the prospectus to indicate that Vision Opportunity Master Fund, Ltd., a Selling Stockholder, was the sole stockholder of the Company prior to the Merger.

Otherwise, the Company believes that a materially complete description of the relationships and arrangements described in the Staff’s comment immediately above are presented in the prospectus and that all agreements between the Company (or any of its predecessors) and the Selling Stockholders, any affiliates of the Selling Stockholders, or any person with whom any Selling Stockholder has a contractual relationship regarding the Offering (or any predecessors of those persons) in connection with the sale of Series A Preferred Stock in the Financing, are included as exhibits to the Registration Statement.

11.	Please disclose the names of all individuals who beneficially own the shares that are offered for resale. For instance, we note that you have only disclosed the name of one beneficial owner of the shares held by Wheatley Medtech Partners, LP.

Response:

The prospectus has been revised to address the Staff’s comment immediately above.

12.	Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:
•	the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Fourteen
•	at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
Please revise as appropriate.

Response:

Based on information solicited and obtained from the Selling Stockholders to date, the Company believes that no Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer. To the extent that the Company becomes aware that any Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer, the Company will revise the prospectus accordingly in conformity with the Staff’s comment immediately above.

13.	For any selling stockholder that is not a broker-dealer, please tell us, with a view toward disclosure in the prospectus, whether the stockholder is in the business of buying and selling securities.

Response:

The prospectus has been revised to indicate that, to the Company’s knowledge, no Selling Stockholder is in the business of buying and selling securities. To the extent that the Company becomes aware that any Selling Stockholder that is not a broker-dealer is in the business of buying and selling securities, the Company will revise the prospectus accordingly in conformity with the Staff’s comment immediately above.
Results of Operations. page 28
14.	We note that your discussion of the operating results is limited and does not discuss all significant changes in line items of your financial statements. A discussion of the amounts included in the line items with no comparison to prior periods is not adequate. Please revise to present and quantify each significant factor that contributed to the changes in your financial statement line items, including offsetting factors. Trends and uncertainties that may have a material impact on operating results should also be discussed. Refer to the Item 303 of Regulation S-K, including the Instructions to paragraph 303 (a).

Response:

The prospectus has been revised to address the Staff’s comment immediately above.
Index to Consolidated Financial Statements, page F-l
15.	Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated accountant’s consent should also be included with any amendment to the filing.

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Fifteen
Response:

The Company respectfully advises the Staff that an updated accountant’s consent will be included with any amendment to the Registration Statement.

16.	Please consider the impact of our comments on your 2007 Form 10-KSB and as well as any other periodic reports.

Response:

The Company respectfully advises the Staff that it will consider the impact of the comments of the Staff on the Company’s 2007 Form 10-KSB and any other of the Company’s periodic reports.
Independent Auditors’ Report, page F-3
17.	Your auditor stated that “they conducted their audits in accordance with generally accepted auditing standards in the United States of America”. Please note that PCAOB Rule 3100 requires an auditor to comply with all applicable auditing and related professional practice standards of the PCAOB and the auditors’ report must refer to “the standards of the Public Company Accounting Oversight Board (United States)” instead of generally accepted auditing standards in the United States of America. Please refer to paragraph 3 of Auditing Standard No. 1 and tell us why you believe the filing includes an auditor’s report that complies with PCAOB AS 1.

Response:

The prospectus has been revised to address the Staff’s comment immediately above.
Consolidated Balance Sheets, page F-4
18.	Please revise the filing to clearly disclose the cumulative net loss reported as “deficit accumulated during the development stage” to comply with paragraph 11(a) of SFAS 7.

Response:

The prospectus has been revised to address the Staff’s comment immediately above.

19.	We note the presentation of $(100,472) within 12/31/06 stockholders’ deficit with no title or caption. We note on page F-6 that this amount appears to be a subscription receivable. Please revise the filing to clearly disclose the title of this equity account.

Response:

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Sixteen
The prospectus has been revised to address the Staff’s comment immediately above.

20.	We note you have recorded approximately $1.6 million and $1.9 million as deferred interest and deferred consulting, respectively, within other long term assets. Please tell us and revise the filing to disclose the nature of these items and your accounting basis for the deferral of these charges. Also, please revise the filing to clearly disclose your accounting policy for both of these deferred expenses.

Response:

The prospectus has been revised to address the Staff’s comment immediately above.
Consolidated Statements of Operations, page F-5
21.	We see that you have recorded $452,091 of miscellaneous income in 2007. Please tell us the nature of this amount, including a discussion of the related earnings process and why it is presented as part of non-operating miscellaneous income. Furthermore, we note that MD&A on page 28 fails to discuss this income. In accordance with Item 303(a)(3) of Regulation S-K, please revise the filing to discuss this significant transaction and the reason for changes in miscellaneous income during the financial statement periods presented.

Response:

The prospectus has been revised to address the Staff’s comment immediately above.
Statements of Consolidated Cash Flows, page F-7
22.	Please reconcile the 2007 amount of $15,450,099 disclosed herein as “proceeds from sale of common stock” to the 2007 amounts disclosed as common stock sales transactions in the statement of consolidated stockholders’ deficit on page F-6. Explain the nature of and reason for any reconciling items to us.

Response:

The Statements of Consolidated Cash Flows in the prospectus have been revised to address the Staff’s comment immediately above.

23.	Please tell us why your disclosures of non-cash financing activities in this statement include amounts labelled as “proceeds from sale of common stock...”

Response:

The prospectus has been revised to delete the item titled “proceeds from sale of common stock...” referenced in the Staff’s comment immediately above.

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Seventeen
Note 1. Summary of Significant Accounting Policies, pageF-8
Business Description, page F-8
24.	We see on December 26, 2007 you entered into a stock exchange with NovaRay Inc. and appear to have accounted for the transaction as a reverse acquisition of the operating company (NovaRay Inc.). We agree that when a public shell with no operations and nominal net assets acquires an operating company, the transaction would be accounted for as a reverse merger recapitalization. Accordingly, we note the following:
•	The accounting for a recapitalization is identical to that for reverse acquisitions except that no goodwill or other intangible should be recorded. Costs of the transactions may be charged directly to equity only to the extent of cash received, while all costs in excess of cash received should be charged to expense.

•	The historical financial statements prior to the acquisition are those of the accounting acquirer, although (in the absence of a change of name) they are labeled as those of the issuer. We believe that the reports filed by an issuer after a reverse acquisition should parallel the financial reporting under GAAP, as if the acquirer were the legal successor to an issuer’s reporting obligation on the date of the merger.

•	Historical stockholders’ equity of the acquirer prior to the merger is retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to paid-in capital. Retained earnings (deficiency) of the acquirer are carried forward after the acquisition. Operations prior to the merger are those of the accounting acquirer. Earnings per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company.
The consolidated financial statements for years 2007 and 2006 included in this filing do not appear to reflect the restated capital structure that is required in financial statements filed after a recapitalization. As such, please revise this registration statement to disclose how you accounted for the December 2007 transaction and tell us why you believe these financial statements include the appropriate restated equity and earnings (loss) per share information necessary after a recapitalization. After noting this comment, please also tell us why you believe it is appropriate to present two types of Series A convertible preferred stock and common stock in your balance sheet as the historical presentation of the acquirer’s equity should be carried forward. Finally, please revise the filing to clearly disclose how you determined that NovaRay shareholders acquired 98.08% of your post-recapitalization shares outstanding.

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Eighteen
Response:
The prospectus has been revised to address the Staff’s comment immediately above.
Note 5. Shareholders’ Equity (deficit), page F-11
25.	We see on page F-6 and F-14 that in consideration for the cancellation of debt, you have issued shares of preferred stock. We also note on page F-7 that you have converted interest expense into preferred stock. Please tell how you valued and accounted for the exchange of preferred stock for the cancellation of debt and interest expense. Please provide us with references to the authoritative accounting literature which supports your accounting. Please revise the filing to describe and discuss in detail how you accounted for these transactions and how you determined the fair of the instruments exchanged.

Response:

The prospectus has been revised to address the Staff’s comment immediately above.

26.	Additionally, we reference issuances on page F-6 of common stock for services rendered and a warrant to purchase common stock. Please revise the filing to clearly disclose how you accounted for each issuance and how each issuance was valued and recorded. Refer to the guidance at SFAS 123R, EITF 96-18 or other applicable U.S. GAAP. Please also revise the filing to disclose your accounting policy for the issuance of warrants, including the valuation technique utilized to the fair value the issuance, the significant assumptions utilized and the fair value of the stock on the date of issuance. Note this comment also applies to the warrants described on page F-16.

Response:

The prospectus has been revised to address the Staff’s comment immediately above.
Note 6. Related Party Transactions, page F-16
The AIG Parties, page F-17
27.	We note disclosure that NovaRay entered into various loan agreements with AIG Parties in June 2005 and 2004. We note that the registrant’s inception was June 7, 2005. Please clarify for us how the registrant entered into a loan agreement in June 2004, prior to its inception.

Response:

The prospectus has been revised to clarify that the agreements referenced in the Staff’s comment immediately above were entered into in June 2005.

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
May 5, 2008
Page Nineteen
Restricted Stock Purchase Agreement, page F-18
28.	We see that you entered into a restricted stock purchase agreement with the president of the company. We note that the president purchased 214,000 shares of common stock and the restricted stock began vesting on November 1, 2006 and will continue to vest over three years. Please tell how you valued, recorded and accounted for the issuance and vesting of the restricted shares. Please revise the filing to also include this information.

Response:

The Company respectfully advises the Staff that the restricted stock purchase price related to the restricted stock sold to the President of the Company was determined, in good faith, by the Company’s Board of Directors, to reflect all relevant factors impacting the valuation of such restricted stock, including, but not limited to, current market conditions, the value of the Company’s assets, the general financial position of the Company at the time of the restricted stock sale, and recent sales of the Company’s securities. The prospectus has been appropriately revised to address the Staff’s comment immediately above.
Signatures Page
29.	We note that the name of the officer signing the first amendment of the registration statement on behalf of the registrant is signed pursuant to a power of attorney. Please file a certified copy of the resolution of the registrant’s board of directors authorizing the signature. See Regulation S-K Item 601(b)(24).

Response:

The Company respectfully advises the Staff that Exhibit 24.2 has been added to the Registration Statement to address the Staff’s comment above.
Please contact the undersigned at (650) 813-5600 if you have any questions regarding the responses to the Letter.
Sincerely,
/s/ Francis Jose
Francis Jose

cc:	Marc C. Whyte, Chief Financial Officer, Chief Operating Officer and a Director of NovaRay Medical, Inc.